Proficient Alpha Acquisition Corp.

40 Wall St., 29th floor

New York City, NY 10005

May 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Washington, DC 20549

Attn: Pamela A. Long

Re:	Proficient Alpha Acquisition Corp.
Registration Statement on Form S-1
Filed on April 26, 2019, as amended
File No. 333-231084

Dear Ms. Long:

On May 22, 2019, Proficient Alpha Acquisition Corp. (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. (New York time) on May 23, 2019, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ Stephen Sze

Stephen Sze
Co-Chief Executive Officer

cc:        Ellenoff Grossman & Schole LLP

Schiff Hardin

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